UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ENTERS INTO AN AGREEMENT WITH GAZPROMBANK OAO TO ARRANGE FINANCING OF
UNIVERSAL ROLLING MILL INSTALLATION PROJECT AT ITS CHELYABINSK METALLURGICAL
PLANT SUBSIDIARY

Moscow, Russia – January 13, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces it has entered into an agreement with Gazprombank OAO to arrange for the financing of a universal rolling mill installation project at its Chelyabinsk Metallurgical Plant OAO (CMP OAO)
subsidiary.
In December 2008, Mechel Group-incorporated CMP OAO and Gazprombank OAO signed the agreement for arranging financing of the universal rail and structural steel mill construction under the contract between CMP OAO and Minmetals Engineering
Co. Ltd, China.
Pursuant to the agreement, Gazprombank OAO provides fundraising services amounting up to US$255 million. Financing will be provided in the form of credits.
Implementation of the CMP OAO investment project for construction of universal rail and structural steel mill includes the contract between RZD OAO and CMP OAO for rail products supply from 2010-2030 that was signed in November 2008. Annual capacity of the mill is over one million tons of rails and structural shapes.
The total investment in the project will amount to more than US$500 million. The commissioning of the mill is expected at the end of 2010. Danieli Company is the supplier of the main equipment.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 13, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO